Exhibit 99.1

Vascular Biogenics Ltd. Announces $24 Million Registered Direct Offering

Tel Aviv, Israel, June 7, 2016 (Globe Newswire) – Vascular Biogenics Ltd. (“VBL Therapeutics” or the “Company”) (NASDAQ: VBLT), today announced that it has agreed to the sale and issuance of approximately 4.36 million ordinary shares to institutional investors in the United States at a purchase price of $5.50 per share in a registered direct offering with gross proceeds of approximately $24 million. The closing of the offering is expected to take place on or about June 10, 2016, subject to the satisfaction of customary closing conditions.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., acted as the exclusive placement agent for the registered direct offering.

The estimated net proceeds to VBL Therapeutics from the offering are expected to be approximately $22.1 million, after subtracting placement agent fees and offering expenses payable by the Company. VBL Therapeutics intends to use the net proceeds from the offering for the advancement of clinical programs, and for working capital and other general corporate purposes.

The ordinary shares were sold in the offering by VBL Therapeutics pursuant to a shelf registration statement on Form F-3 (No. 333-207250), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the securities may also be obtained by an email request to Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offering will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About VBL Therapeutics

VBL Therapeutics is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer.

Forward-Looking Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the federal securities laws, including statements regarding the offering, including those relating to the size thereof, the expected net proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. These statements are based on management’s current expectations and accordingly are subject to uncertainty and changes in circumstances. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements contained herein are based on our current expectation, and are subject to a number of risks and uncertainties. Factors that could cause actual results to differ materially from current expectations include whether we will be able to complete the offering and market conditions. Additional risk factors are detailed in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this release. VBL Therapeutics disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, other than to the extent required by law.

Contact:

Michael Rice, Founding Partner

LifeSci Advisors, LLC

646-597-6979